Exhibit 99.1

RepliCel's Partnership Initiatives Mature into Licensing Negotiations

Due diligence and confidential discussions now moving into negotiations for products in both the tendon repair and aesthetics franchises

VANCOUVER, Sept. 13, 2017 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that it anticipates maturing discussions will lead to one or more new partnership agreements in the near-term. The Company's strategic focus on partnering has resulted in it being currently engaged in multiple negotiations with potential strategic partners.

"The release of our positive clinical data earlier this year and the recent unveiling of our next-generation dermal injector prototypes have aggressively bolstered partnership negotiations," says RepliCel President and CEO, R. Lee Buckler. "We remain confident of our ability to execute one or more partnerships for the dermal injector on our way to it being CE-marked by mid-2018, and have also generated significant partnership interest in our biologic assets among strong regional players. We believe it is highly likely that one of these will culminate in a partnership transaction in the near-term."

RepliCel's partnership strategy is driven by an intent to identify and negotiate transactions with partners prepared to be investors and co-development partners for defined regional markets that will eventually provide access to their established commercial distribution channels.

In Asia, partnership discussions are focused on the Company's dermatology and tendinopathy programs, as well as the Company's next-generation dermal injector, which is expected to be European market-ready next year. The Company is working with a Canadian firm specializing in Canada-China transactions, to move multiple parties in China/Hong Kong through due diligence into term sheet discussions and negotiations.

In Japan, RepliCel is working with CJ Partners, the country's leading business development experts in regenerative medicine, to explore potential partnerships for its dermatology and tendinopathy programs with potential Japanese industry partners. The Company's fibroblast program (underlying RepliCel's dermatology and tendinopathy programs) has already been the subject of the first stages of review by the Japanese Pharmaceuticals and Medical Devices Agency (PMDA).

RepliCel is also engaged in a number of other partnership discussions, at various stages of due diligence, in other parts of the world, including the United States, Europe, and the Middle East. These discussions span the range of the Company's product portfolio, including the co-development of RCH-01 for men and women with hair loss due to androgenetic alopecia outside of Asia (where it is already exclusively licensed to Shiseido Company).

The partnership discussions are primarily focused on regional licensing and co-development by commercialization partners with strong track records in their region, as well as proven market expertise in dermatology, aesthetics, or orthopedics. Each is expected to involve material investment (both upfront and upon milestones), as well as the commitment of expertise, capabilities, finances, and infrastructure to the co-development and eventual commercialization of the products under discussion.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of three clinical-stage products:  RCT-01 for tendon repair, RCS-01 for skin rejuvenation and RCH-01 for hair restoration. RCH-01 is under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

RepliCel is also developing a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit http://replicel.com/ for additional information.

Forward-Looking Statements
Certain statements in this news release are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward looking statements in this news release include statements relating to: the status of the Company's current partnership discussions; the expected results and timing of same, including that the Company anticipates entering into partnership agreements in the near-term; the benefits the Company may obtain from any partnership; the timing in which the Company's dermal injector is expected to become market-ready; and that each partnership is expected to involve material investment and other components. Forward-looking statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: the risk that the Company may be unable to agree on definitive partnership agreement terms with any party; the risk that any proposed partnership will fail in the due diligence process; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the business of the Company and any potential partners; risks associated with future approvals for clinical trials; risks associated with the Company obtaining all necessary regulatory approvals for its various programs in applicable jurisdictions; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties related to potential litigation; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2016 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/13/c5455.html

%CIK: 0001205059

For further information: Lee Buckler, CEO and President, 604-248-8693, info@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 06:00e 13-SEP-17